UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For August 2022

Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Other Information

On August 4, 2022, Check-Cap Ltd. (the “Company”) convened an Extraordinary General Meeting of Shareholders, however, the meeting was adjourned for one week to the same day, time, and place due to lack of quorum. Accordingly, the Company’s Extraordinary General Meeting of Shareholders will be reconvened on Thursday, August 11, 2022 at 4.00 p.m. (Israel time) at the Company’s offices located at 29 Abba Hushi Avenue, Isfiya, Israel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd. By: /s/ Alex Ovadia Name: Alex Ovadia Title: Chief Executive Officer

Date: August 4, 2022